Exhibit 99.8

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Gammon Gold Inc. (the “Company”) on Form 40-F for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Rene Marion, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

          (1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2)           The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 13, 2010	/s/ Rene Marion
Rene Marion
President & Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Gammon Gold Inc. and will be retained by Gammon Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Gammon Gold Inc. (the “Company”) on Form 40-F for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Scott Perry, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

          (1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2)           The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 13, 2010	/s/ Scott Perry
Scott Perry
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Gammon Gold Inc. and will be retained by Gammon Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.